1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date December 18, 2014	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

These materials contained in this announcement are not for distribution, publication or circulation, directly or indirectly, in or into the United States.

This announcement is solely for the purpose of reference and does not constitute an offer of securities for sale or an invitation to purchase securities in the United States or any other jurisdiction. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or under any securities laws of any state or other jurisdiction of the United States. Unless exempt from registration and in compliance with the securities laws of any state or other jurisdiction of the United States, the securities described herein may not be sold, offered for sale, resold, transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). There will be no public offer or sale of the securities described herein in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ISSUE OF SECOND SUPPLEMENTARY PROSPECTUS

ISSUE OF SECOND SUPPLEMENTARY PROSPECTUS

Yancoal Australia issued the second supplementary prospectus on the Convertible Hybrid Bonds on ASX.

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

ISSUE OF SECOND SUPPLEMENTARY PROSPECTUS

Reference is made to the announcements of Yanzhou Coal Mining Company Limited (the “Company”) dated 24 November 2014 (the “Prospectus Announcement”), 12 December 2014 (the “Supplementary Prospectus Announcement”) and 15 December 2014 (the “Takeovers Panel Announcement”) and the circular of the Company dated 27 November 2014 (the “Circular”) in relation to the Rights Offer of the Convertible Hybrid Bonds by Yancoal Australia Limited (“Yancoal Australia”). Unless otherwise indicated, capitalized terms used in this announcement shall have the same meanings as those defined in the Prospectus Announcement and the Supplementary Prospectus Announcement.

Yancoal Australia issued the second supplementary prospectus on the Convertible Hybrid Bonds on ASX on 18 December 2014 (the “Second Supplementary Prospectus”). Additional content includes the orders made by the Takeovers Panel of Australia as disclosed in the Takeovers Panel Announcement and the Company’s confirmation on it remaining committed to the irrevocable undertaking given to Yancoal Australia in relation to the Subscription as disclosed in the Circular.

Please refer to the Appendix for the full Second Supplementary Prospectus. The Second Supplementary Prospectus must be read together with the Prospectus and the Supplementary Prospectus.

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board

Zoucheng, Shandong Province, the PRC

18 December 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Appendix – The Second Supplementary Prospectus

Yancoal SCN Limited ACN 602 841 556

Second Supplementary prospectus

Important Information

This document is a second supplementary prospectus (Second Supplementary Prospectus). It supplements a prospectus dated 24 November 2014 issued by Yancoal SCN Limited ACN 602 841 556(Issuer) offering subordinated perpetual convertible capital notes (Subordinated Capital Notes) (Prospectus) and a supplementary prospectus dated 12 December 2014 supplementing the Prospectus (First Supplementary Prospectus).

This Second Supplementary Prospectus must be read together with the Prospectus and the First Supplementary Prospectus. To the extent of any inconsistency between the Prospectus, the First Supplementary Prospectus and this Second Supplementary Prospectus, the terms of this Second Supplementary Prospectus will prevail. A term with a defined meaning in the Prospectus and the First Supplementary Prospectus has the same meaning in this Second Supplementary Prospectus, unless indicated or the context requires otherwise.

This Second Supplementary Prospectus was lodged with the Australian Securities and Investments Commission (ASIC) on 18 December 2014. Neither ASIC, the ASX nor the Consenting Parties, nor their respective officers, take any responsibility for the contents of this Second Supplementary Prospectus.

The Prospectus, the First Supplementary Prospectus and the Second Supplementary Prospectus are important and should all be read in their entirety. Please consult your legal, financial or other professional adviser if you do not fully understand the contents of these documents.

Takeovers Panel proceedings

On 12 December 2014, in proceedings commenced by Senrigan Capital Management Ltd,1 the Takeovers Panel made certain orders in relation to the Offer. These orders allowed the Offer to proceed butconstrain the conversion of the Subordinated Capital Notes by Yanzhou and its associates under certain circumstances.

The orders are set out as follows:

(a)	subject to paragraph (b) below, the conversion by Yanzhou Coal Mining Company Limited (Yanzhou) and its associates of Subordinated Capital Notes may only proceed with the approval of Yancoal shareholders (being approval by at least 50% of the votes cast by members entitled to vote on the resolution) excluding Yanzhou and its associates; and

(b)	Yanzhou may from time to time, without shareholder approval, convert such number of Subordinated Capital Notes as would allow it to maintain (but not increase) the level of its voting power in Yancoal as of the date of the order (ie, approximately 78%).

Yanzhousubscription commitment

Yanzhouhas confirmed to Yancoal and the Issuer that, notwithstanding the orders made by the Takeovers Panel, Yanzhou remains committed to subscribe for its full pro rata share of Subordinated Capital Notes under the Offer in accordance with its subscription commitment letter dated 7 November 2014.2

[1]	See the Chairman’s Letter and Sections 1.5.18 and 7.2.12 of the Prospectus.
[2]	See Section 5.8.2(a) of the Prospectus.

Yanzhou obtained the necessary shareholder approval for it to subscribe for its full pro rata entitlement of Subordinated Capital Notes under the Offer at an extraordinary general meeting of its shareholders on 12 December 2014. Further, the Issuer understands thatYanzhoucontinues to expect to obtain all necessary regulatory approvals for the subscription.

Closing Date and Applications

The Closing Date of the Offer for Eligible Shareholders remains 22 December 2014. An Applicant wishing to apply for Subordinated Capital Notes should still use the Application Form for Subordinated Capital Notes that accompanied the Prospectus. Completed Application Forms must be received by the Share Registry by no later than 5.00pm (Sydney time) on 22 December 2014.

Other key dates as outlined in the First Supplementary Prospectus remain unchanged and are as follows:

Key Dates for the Offer	Date

Closing Date for the Offer for Eligible Shareholders	5.00pm, 22 December 2014

Shortfall Bookbuild	23 December 2014

Issue Date	31 December 2014

Subordinated Capital Notes expected to commence trading on ASX on a deferred settlement basis	2 January 2015

Holding Statements dispatched	6 January 2015

Subordinated Capital Notes expected to commence trading on ASX on a normal settlement basis	8 January 2015

The key dates for the Offer are indicative only and may change without notice. All references to time are Sydney time. The Issuer may vary the timetable, including by extending the Closing Date, closing the Offer early without notice or accepting late Applications, whether generally or in particular cases (but no later than 30 December 2014).

“Eligible Shareholders” is defined in the Prospectus as a registered holder of Yancoal Ordinary Shares shown on the Register at 7:00pm Sydney time on 28 November 2014 with an address in Australia subject to section 3.6 of the Prospectus.

Approval of Second Supplementary Prospectus

This Second Supplementary Prospectus is issued by the Issuer and its issue has been authorised by a resolution of the Directors of the Issuer.

Signed for and on behalf of Yancoal SCN Limited

date

sign here ▶
Director/Company secretary

print name

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC